SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Three Months Ended December 31, 2006
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .

QUARTERLY REPORT
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
OPERATING AND FINANCIAL REVIEW
SIGNATURES

QUARTERLY REPORT
Three Months Ended December 31, 2006
Currency of Presentation and Certain Defined Terms
          In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Convenience translation into U.S. dollars with respect to the unaudited interim consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares, to the “FASB” are to the Financial Accounting Standards Board, to “SFAS” are to the Statements of Financial Accounting Standards, to “SAB” are to Staff Accounting Bulletin and to the “EITF” are to the Emerging Issues Task Force.
     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
          Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on December 31, 2006 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.44.11 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
     Information contained in our website, www.drreddys.com, is not part of this quarterly report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
          IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of March 31,		As of December 31,
	2006		2006		2006
					Convenience
					translation into U.S.$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	3,712,637	Rs.	16,598,897	U.S.$	376,307
Investment securities		14,703		15,119		343
Restricted cash		1,606,245		607,214		13,766
Accounts receivable, net of allowances		4,801,794		6,028,015		136,659
Inventories		6,894,712		8,545,204		193,725
Deferred income taxes and deferred charges		173,750		1,307,284		29,637
Due from related parties		246,360		629,992		14,282
Other current assets		2,639,818		3,225,825		73,131

Total current assets		20,090,019		36,957,550		837,850
Property, plant and equipment, net		9,086,331		11,346,446		257,231
Due from related parties		6,182		4,981		113
Investment securities		1,090,202		1,127,276		25,556
Goodwill		16,634,509		15,589,748		353,429
Intangibles assets, net		17,034,555		21,234,874		481,407
Restricted cash		4,468,840		—		—
Other assets		357,431		604,098		13,695

Total assets	Rs.	68,768,069	Rs.	86,864,973	U.S.$	1,969,281

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks	Rs.	9,132,462	Rs.	7,854,065	U.S.$	178,056
Current portion of long-term debt		925,761		4,675,059		105,986
Trade accounts payable		3,639,217		5,648,860		128,063
Due to related parties		151,678		57,777		1,310
Accrued expenses		3,083,120		3,392,307		76,906
Other current liabilities		1,812,623		2,349,428		53,263

Total current liabilities		18,744,861		23,977,496		543,584
Long-term debt, excluding current portion		20,937,132		15,329,091		347,520
Deferred income taxes		6,346,174		8,670,805		196,572
Other liabilities		468,169		435,284		9,868

Total liabilities	Rs.	46,496,336	Rs.	48,412,676	U.S.$	1,097,544

Stockholders’ equity:
Equity shares at Rs.5 par value: 200,000,000 shares authorized; Issued and outstanding: 153,389,140 shares and 167,829,562 shares as of March 31, 2006 and December 31, 2006 respectively	Rs.	383,473	Rs.	839,148	U.S.$	19,024
Additional paid-in capital		10,261,783		19,879,382		450,677
Equity options outstanding		463,128		540,611		12,256
Retained earnings		11,201,794		16,838,999		381,750
Equity shares held by a controlled trust: 82,800 shares		(4,882)		(4,882)		(111)
Accumulated other comprehensive income		(33,563)		359,039		8,140

Total stockholders’ equity		22,271,733		38,452,297		871,736

Total liabilities and stockholders’ equity	Rs.	68,768,069	Rs.	86,864,973	U.S.$	1,969,281

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006		2006
									Convenience
									translation into
									U.S.$
Revenues:
Product sales, net of allowances for sales returns (includes excise duties of Rs.285,632, Rs.613,711, Rs.876,265 and Rs.1,907,633 for the three months ended December 31, 2005 and 2006 and nine months ended December 31, 2005 and 2006 respectively)	Rs.	5,898,101	Rs.	15,272,262	Rs.	17,245,738	Rs.	49,040,235	U.S.$	1,111,771
License fees		4,050		205		47,339		23,425		531
Service income		24,199		161,798		42,308		458,556		10,396

		5,926,350		15,434,265		17,335,385		49,522,216		1,122,698
Cost of revenues		2,910,472		8,690,472		8,380,783		28,401,201		643,872

Gross profit		3,015,878		6,743,793		8,954,602		21,121,015		478,826
Operating expenses, net:
Selling, general and administrative expenses		2,022,668		3,604,109		5,736,769		10,617,714		240,710
Research and development expenses, net		516,482		676,207		1,474,682		1,610,629		36,514
Amortization expenses		85,944		330,085		257,966		1,120,280		25,397
Foreign exchange loss		29,008		48,995		107,728		68,718		1,558
Other operating (income)/expenses, net		(385,687)		(20,547)		(324,827)		(91,857)		(2,082)

Total operating expenses, net		2,268,415		4,638,849		7,252,318		13,325,484		302,097

Operating income		747,463		2,104,944		1,702,284		7,795,531		176,729
Equity in loss of affiliates		(9,192)		(11,993)		(39,539)		(48,723)		(1,105)
Other (expense)/income, net		177,393		(241,293)		521,527		(759,178)		(17,211)

Income before income taxes and minority interest		915,664		1,851,658		2,184272		6,987,630		158,414
Income taxes (expense)/benefit		(286,777)		27,314		(319,756)		(917,317)		(20,796)
Minority interest		(519)		435		756		4,389		100

Net income	Rs.	628,368	Rs.	1,879,407	Rs.	1,865,272	Rs.	6,074,702	U.S.$	137,717

Earnings per equity share
Basic		4.10		11.79		12.19		39.06		0.89
Diluted		4.09		11.73		12.17		38.89		0.88
Weighted average number of equity shares used in computing earnings per equity share
Basic		153,077,898		159,471,547		153,073,826		155,504,468		155,504,468
Diluted		153,433,626		160,267,534		153,326,634		156,188,520		156,188,520
See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

										Equity Shares held by a
	Equity Shares									Controlled Trust
						Accumulated
				Additional		Other							Equity				Total
	No. of			Paid In		Comprehensive		Comprehensive		No. of			Options		Retained		Stockholders’
	Shares	Amount		Capital		Income		Income		Shares	Amount		Outstanding		Earnings		Equity
Balance as of March 31, 2005	153,037,898	Rs.	382,595	Rs.	10,089,152	Rs.	76,240		—	82,800	Rs.	(4,882)	Rs.	400,749	Rs.	10,009,305	Rs.	20,953,159
Dividends paid	—		—		—		—		—	—		—		—		(436,368)		(436,368)
Issuance of equity shares on exercise of options	40,000		100		14,471		—		—	—		—		(14,471)		—		100
Stock based compensation														123,191		—		123,191
Comprehensive income
Net income	—		—		—		—	Rs.	1,865,272	—		—		—		1,865,272		1,865,272
Translation adjustment	—		—		—		(21,805)		(21,805)	—		—		—		—		(21,805)
Unrealized gain on investments, net of tax	—		—		—		13		13	—		—		—		—		13
Comprehensive income	—		—		—		—	Rs.	1,843,480	—		—		—		—		—

Balance as of December 31, 2005	153,077,898	Rs.	382,695	Rs.	10,103,623	Rs.	54,448		—	82,800	Rs.	(4,882)	Rs.	509,469	Rs.	11,438,209	Rs.	22,483,562

	—	U.S.$	8,514	U.S.$	224,775	U.S.$	1,211		—	—	U.S.$	(109)	U.S.$	11,334	U.S.$	254,465	U.S.$	500,190

Balance as of March 31, 2006	153,389,140	Rs.	383,473	Rs.	10,261,783	Rs.	(33,563)		—	82,800	Rs.	(4,882)	Rs.	463,128	Rs.	11,201,794	Rs.	22,271,733
Stock dividend	—		383,789		(383,789)		—		—	—		—		—		—		—
Dividends paid	—		—		—		—		—	—		—		—		(437,497)		(437,497)
Commons stock issued	14,300,000		71,500		9,942,086		—		—	—		—		—		—		10,013,586
Issuance of equity shares on exercise of options	140,422		386		59,302		—		—	—		—		(44,440)		—		15,248
Stock based compensation	—		—		—				—	—		—		136,729		—		136,729
Cumulative impact of adoption of SFAS 123R	—		—		—		—		—	—		—		(14,806)		—		(14,806)
Comprehensive income
Net income	—		—		—		—	Rs.	6,074,702	—		—		—		6,074,702		6,074,702
Translation adjustment	—		—		—		363,098		363,098	—		—		—		—		363,098
Unrealized loss on investments, net of tax	—		—		—		29,504		29,504	—		—		—		—		29,504
Comprehensive income	—		—		—		—	Rs.	6,467,304	—		—		—		—		—

Balance as of December 31, 2006	167,829,562	Rs.	839,148	Rs.	19,879,382	Rs.	359,039		—	82,800	Rs.	(4,882)	Rs.	540,611	Rs.	16,838,999	Rs.	38,452,297

Convenience translation into U.S.$.	—	U.S.$	19,024	U.S.$	450,677	U.S.$	8,140		—	—	U.S.$	(111)	U.S.$	12,256	U.S.$	381,750	U.S.$	871,737

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine months ended December 31,
	2005		2006		2006
					Convenience
					translation into
					U.S.$
Cash flows from operating activities:
Net income	Rs.	1,865,272	Rs.	6,074,702	U.S.$	137,717
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax expense/(benefit)		319,756		(803,598)		(18,218)
Gain on sale of available for sale securities, net		(14,510)		(869)		(20)
Depreciation and amortization		1,097,448		2,180,591		49,435
Profit on sale of property, plant and equipment, net		(324,831)		(65,831)		(1,492)
Equity in loss of affiliates		39,539		48,723		1,105
Unrealized exchange loss		234,282		470,686		10,671
Stock based compensation		123,191		121,923		2,764
Minority interest		(756)		(4,389)		(100)
Changes in operating assets and liabilities:
Accounts receivable		(883,096)		(1,302,079)		(29,519)
Inventories		(887,411)		(1,650,386)		(37,415)
Other assets		(774,700)		(1,373,881)		(31,147)
Due to/from related parties, net		(120,418)		(476,337)		(10,799)
Trade accounts payable		738,705		1,929,883		43,752
Accrued expenses		149,347		265,569		6,021
Other liabilities		(27,218)		1,053,339		23,880

Net cash provided by operating activities		1,534,600		6,468,046		146,634

Cash flows from investing activities:
Restricted cash		27,684		5,467,871		123,960
Expenditure on property, plant and equipment		(1,219,660)		(3,129,147)		(70,940)
Proceeds from sale of property, plant and equipment		700,094		83,404		1,891
Purchase of investment securities, net of proceeds from sale		51,715		(114,370)		(2,593)
Expenditure on intangible assets		(120,482)		(257,815)		(5,845)
Cash paid for acquisition , net of cash acquired		(2,564,043)		—		—

Net cash provided by/ (used in) investing activities		(3,124,692)		2,049,943		46,473

Cash flows from financing activities:
Proceeds from issuance of equity shares		—		10,028,834		227,360
Proceeds from/(repayments of) bank borrowings, net		904,772		(1,097,155)		(24,873)
Repayment of long-term debt		(4,440)		(3,629,040)		(82,273)
Dividends		(436,368)		(437,497)		(9,918)

Net cash provided by financing activities		463,964		4,865,142		110,296

Effect of exchange rate changes on cash and cash equivalents		(19,436)		(496,871)		(11,264)

Net increase in cash and cash equivalents during the period		(1,145,564)		12,886,260		292,139
Cash and cash equivalents at the beginning of the period		9,287,864		3,712,637		84,168

Cash and cash equivalents at the end of the period	Rs.	8,142,300	Rs.	16,598,897	U.S.$	376,307

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine months ended December 31,
	2005		2006		2006
Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	131,665	Rs.	1,374,995	U.S.$	31,172
Income taxes		10,000		626,816		14,210
Supplemental schedule of non-cash investing activities:

Property, plant and equipment purchased on credit during the period	Rs.	31,157	Rs.	132,886	U.S.$	3,013
See accompanying notes to the unaudited consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
1. Basis of preparation of financial statements
               The accompanying unaudited interim condensed consolidated financial statements of Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”), have been prepared by management on substantially the same basis as the audited financial statements for the year ended March 31, 2006, and in the opinion of management, include all adjustments of a normal recurring nature necessary for a fair presentation of the financial information set forth herein. The preparation of unaudited interim condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
2. Interim information
          The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2006. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.
3. Convenience translation
          The accompanying unaudited interim condensed consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of December 31, 2006 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2006 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.44.11. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
4. Stock based compensation
     Prior to April 1, 2006, the Company accounted for its stock-based compensation plans under SFAS 123 “Accounting for Stock Based Compensation”. On April 1, 2006, the Company adopted SFAS No. 123R (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective-application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.
     The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123. The Company elected to continue to estimate the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended December 31,		Nine months ended December 31,
	2005	2006	2005	2006
Dividend yield	0.7%	0.5%	0.7%	0.5%
Expected life	12-78 months	12-48 months	12-78 months	12-48 months
Risk free interest rates	4.5 – 7.1%	6.5 – 7.4%	5.7 – 7.1%	6.5 – 7.4%
Volatility	23.4 - 50.7%	30.5 – 33.6%	23.4 – 36.9%	30.5 – 33.6%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
4. Stock based compensation (continued)
     At December 31, 2006, the Company had three stock-based employee compensation plans, which are described more fully in Note 12. The Company has one stock based employee compensation plan and its subsidiary, Aurigene Discovery Technologies Limited, has two stock based employee compensation plans.
     The adoption of SFAS No. 123(R) did not have a material impact on the Company’s stock-based compensation expense for the nine months period ended December 31, 2006. Further, the Company believes that the adoption of SFAS No. 123(R) will not have a material impact on the Company’s future stock-based compensation expense. As of December 31, 2006, the Company had approximately Rs.277,533 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company’s equity compensation plans. This cost is expected to be recognized as stock-based compensation expense over a weighted-average period of 4.0 years.
     Under SFAS No. 123, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments which are not expected to vest and recognized income of Rs.14,806, representing the reversal of compensation cost for such instruments previously recognized in the Company’s income statement. The total employee stock based compensation expense for the three months ended December 31, 2005 and 2006 were Rs.50,393 and Rs.52,671, respectively, and for the nine months ended December 31, 2005 and 2006 were Rs.123,191 and Rs.136,729, respectively.
5. Business combinations
          All of the Company’s acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying unaudited interim consolidated financial statements beginning on the respective dates of acquisition. Contingent consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.
          Industrias Quimicas Falcon de Mexico, S.A. de C.V (“Falcon”)
          On December 30, 2005, the Company acquired 100% of the share capital of Industrias Quimicas Falcon de Mexico, S.A. de C.V (“Falcon”), a Roche group company, for a total purchase consideration of Rs.2,773,126 (U.S.$61,233). Falcon was acquired with an intent to add steroid manufacturing capabilities and permit the Company to offer a full range of services in its custom pharmaceutical services business. The operations of Falcon relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer’s specifications.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
5. Business combinations (continued)
     beta Holding GmbH (“betapharm”)
     On March 3, 2006, the Company, through its wholly owned subsidiary Lacock Holdings Limited, acquired 100% of the outstanding common shares of betapharm. Accordingly, the financial results of betapharm have been included in the consolidated financial statements of the Company since that date. betapharm is a leading generics pharmaceuticals company in Germany. Under the ‘beta’ brand, the Company markets a broad and diversified portfolio comprising formulations, primarily solid dose, focused on medical conditions requiring long-term therapy that are typically prescribed by primary care physicians.
     During the three months ended September 30, 2006, the Company completed the final allocation of the aggregate purchase price of Rs.26,063,321 (Euro 482,654) among the assets of betapharm, which allocation was based on management’s estimate of fair values and independent valuations of intangible assets as follows:

Current assets:
Cash and cash equivalents	Rs.	1,357,395
Inventories		538,860
Other current assets		552,938
Property, plant and equipment		372,377
Intangibles:
Trademarks		5,546,314
Product related intangibles		13,684,867
Beneficial toll manufacturing contract		621,058
Other assets		142,541
Goodwill		12,848,428

Total assets		35,664,778
Deferred tax liability, net		(7,241,686)
Liabilities assumed		(2,359,771)

Purchase cost	Rs.	26,063,321

     As a result of the final allocation of purchase price, total intangibles increased from Rs.16,325,598 as at March 31, 2006 to Rs.19,852,239 as at September 30, 2006, goodwill decreased from Rs.14,958,766 as at March 31, 2006 to Rs.12,848,428 as at September 30, 2006, and deferred tax liability, net increased from Rs.5,825,388 as at March 31, 2006 to Rs.7,241,686 as at September 30, 2006.
     Trademarks have an indefinite useful life and are therefore not subject to amortization, but will be tested for impairment annually. The weighted average useful lives of other intangibles of betapharm are as follows:

Products related intangibles	14.5 years
Beneficial toll manufacturing contract at betapharm	4.8 years
The said adjustment to the value of intangibles, goodwill and deferred tax liability, net, and the revision to useful lives of intangibles, did not have any material impact on the results of the Company for the current quarter or nine-month period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
5. Business combinations (continued)
     All of the goodwill arising on the acquisition of betapharm was assigned to the Company’s Generics segment.
     Pro forma Information: The table below reflects unaudited pro forma consolidated results of operations as if both Falcon and betapharm acquisitions had been made at the beginning of the period presented below:

	Three months ended		Nine months ended
	December 31, 2005		December 31, 2005
Revenues	Rs.	9,174,212	Rs.	25,195,817
Net income		1,025,494		2,158,311
Earning per equity share
Basic	Rs.6.70		Rs.14.10
Diluted	Rs.6.68		Rs.14.08
Weighted average number of equity shares used in computing earnings per share
Basic		153,077,898		153,073,826
Diluted		153,433,626		153,326,634
     The unaudited pro forma consolidated results of operations is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transactions had been consummated at the date indicated, nor is it necessarily indicative of the future operating results of the combined companies and should not be construed as representative of these amounts for any future dates or periods. Falcon and betapharm’s results of operations included in the above pro forma financial information are derived from their respective unaudited financial statements for the three months and nine months ended December 31, 2005 have been adjusted, where appropriate, to present their financial position and results of operations in accordance with accounting principles generally accepted in the United States.
6. Restricted cash
     As of March 31, 2006, the current portion of restricted cash was primarily comprised of term deposits amounting to Rs.1,584,350 pledged as security for a short term loan taken from the State Bank of India. Upon repayment of the short term loan during the nine months ended December 31, 2006, restrictions on these term deposits amounting to Rs.1,584,350 were released. Furthermore, during the nine months ended December 31, 2006, an additional Rs.582,850 in cash became subject to restrictions due to other obligations of the Company. The non-current restricted cash was comprised of term deposits pledged as security for a long-term loan taken from Citibank N.A.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share)
7. Incorporation of Reddy Pharma Iberia, S.A.
     On April 15, 2006, the Company incorporated a new entity, Reddy Pharma Iberia, S.A., under the laws of Spain as a wholly owned subsidiary.
     On May 19, 2006, Reddy Pharma Iberia, S.A. acquired marketing authorizations and marketing authorization applications for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratorios Litaphar, S.A. (“Litaphar”) for a total consideration of Rs.218,920 (Euro 3,740), including a contingent consideration of Rs.25,610. The purchase consideration consists of:

Description	Amount (Rs.)
Inventory	22,864
Product related intangibles	170,446
Contingent consideration	25,610
     Litaphar is a Spanish company engaged in the promotion, distribution and commercialization of pharmaceutical products and chemical-pharmaceutical specialties. As a result of this acquisition, the Company acquired an opportunity to sell those products using their existing brand names through its generics sales and marketing network.
     The acquisition was accounted for as a purchase of intangible assets, as this acquisition did not meet the definition of a business as described in EITF Issue No. 98-3, “Determining whether a non-monetary transaction involves receipt of productive assets or of a business.” During the three months ended September 30, 2006, the Company concluded its fair valuation of intangible assets acquired from Litaphar.
     The contingent consideration of Rs.25,610 represents amounts to be paid to Litaphar upon approval of four marketing authorization applications submitted to the Spanish Health Authorities (Rs.6,360 per application). During the three months ended September 30, 2006, two of the four applications were granted and one of the four applications was rejected. As a result, the Company paid Rs.12,890 of the contingent consideration to Litaphar and will not be required to pay Rs.6,360 of the contingent consideration. The balance of the contingent consideration remains at Rs.6,360 pending action on the remaining marketing authorization application.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
8. Goodwill
          In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company tests goodwill for impairment at least annually.
          The following table presents the changes in goodwill during the year ended March 31, 2006 and for the nine months ended December 31, 2006:

	Year ended		Nine months ended
	March 31, 2006		December 31, 2006
Balance at the beginning of the period (1)	Rs.	1,743,442	Rs.	16,816,452
Acquired/adjusted during the period		15,073,010		(2,063,023)
Foreign exchange translation of goodwill arising on acquisition of betapharm		—		1,018,263

Balance at the end of the period(1)	Rs.	16,816,452	Rs.	15,771,692

               Goodwill acquired/adjusted during the year ended March 31, 2006 and for nine months ended December 31, 2006 represents the following:

	Year ended		Nine months ended
	March 31, 2006		December 31, 2006
Contingent consideration paid/payable in purchase business combinations	Rs.	114,244	Rs.	47,315
Excess of the fair value over carrying value of acquired net assets, in a purchase business combination (betapharm)		14,958,766		—
Adjustment on account of completion of final allocation of purchase price on acquisition of betapharm		—		(2,110,338)

	Rs.	15,073,010	Rs.	(2,063,023)

          The following table presents the allocation of goodwill among the Company’s segments for the below periods:

	As of March 31,		As of December 31,
	2006		2006
Formulations(1)	Rs.	349,774	Rs.	349,774
Active Pharmaceutical Ingredients and Intermediates		997,025		997,025
Generics		15,379,216		14,334,456
Drug Discovery		90,437		90,437

	Rs.	16,816,452	Rs.	15,771,692

(1)	Includes goodwill arising upon investments in an affiliate amounting to Rs.181,943.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
9. Intangible assets, net.
          In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” intangible assets are amortized over the expected benefit period or the legal life, whichever is lower.
          The following table presents acquired and amortized intangible assets as of March 31, 2006 and December 31, 2006:

	As of March 31, 2006				As of December 31, 2006
	Gross carrying		Accumulated		Gross carrying		Accumulated
	amount		amortization		amount		amortization
Trademarks	Rs.	2,575,224	Rs.	2,113,374	Rs.	2,599,308	Rs.	2,307,719
Trademarks not subject to amortization		3,970,118		—		5,986,003		—
Product related intangibles		11,759,317		77,326		15,009,173		873,213
Beneficial toll manufacturing contract		621,058		10,708		670,278		115,565
Core technology rights and licenses		132,753		—		132,753		—
Non-competition arrangements		128,883		105,019		132,524		117,701
Marketing rights		94,369		9,222		95,303		14,538
Customer related intangibles including customer contracts		167,233		98,799		181,666		145,295
Others		7,556		7,508		10,838		8,941

	Rs.	19,456,511	Rs.	2,421,956	Rs.	24,817,846	Rs.	3,582,972

          The aggregate amortization expense for the three months and nine months ended December 31, 2005 was Rs.85,944 and Rs.330,085, respectively, and for the three months and nine months ended December 31, 2006 was Rs.257,966 and Rs.1,120,280, respectively.
          Estimated amortization expense for the next five years and thereafter with respect to such assets is as follows:

For the three months period ended March 31, 2007	Rs.	385,811
For the year ended March 31,
2008		1,428,022
2009		1,291,980
2010		1,227,837
2011		1,228,722
Thereafter		9,686,499

Total	Rs.	15,248,871

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
9. Intangible assets, net (continued)
          The intangible assets (net of amortization) as of December 31, 2006 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	273,714	Rs.	17,875		—	Rs.	291,589
Trademarks not subject to amortization		—		5,986,003		—		5,986,003
Product related intangibles		—		14,135,960		—		14,135,960
Beneficial toll manufacturing contract		—		554,713		—		554,713
Core technology rights and licenses		—		132,753		—		132,753
Non-competition arrangements		—		1,808		13,015		14,823
Marketing rights		—		80,765		—		80,765
Customer related intangibles including customer contracts		—		7,108		29,263		36,371
Others		—		1,897		—		1,897

	Rs.	273,714	Rs.	20,918,882	Rs.	42,278	Rs.	21,234,874

          The intangible assets (net of amortization) as of March 31, 2006 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	412,346	Rs.	49,504		—	Rs.	461,850
Trademarks not subject to amortization		—		3,970,118		—		3,970,118
Product related intangibles		—		11,681,991		—		11,681,991
Beneficial toll manufacturing contract		—		610,350		—		610,350
Core-technology rights and licenses		—		132,753		—		132,753
Non-competition arrangements		—		6,052		17,812		23,864
Marketing rights		—		85,147		—		85,147
Customer related intangibles including customer contracts		—		24,082		44,352		68,434
Others		—		48		—		48

	Rs.	412,346	Rs.	16,560,045	Rs.	62,164	Rs.	17,034,555

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
10. Property, plant and equipment, net
          Property, plant and equipment consist of the following:

	As of March 31,		As of December 31,
	2006		2006
Land	Rs.	861,951	Rs.	881,955
Buildings		2,470,029		2,824,965
Plant and machinery		7,966,645		9,245,201
Furniture, fixtures and office equipment		826,370		906,357
Vehicles		288,162		370,239
Computer equipment		514,935		608,927
Capital work-in-progress		1,135,905		2,505,182

		14,063,997		17,342,826
Accumulated depreciation		(4,977,666)		(5,996,380)

	Rs.	9,086,331	Rs.	11,346,446

          Depreciation expenses for the three months and nine months ended December 31, 2005 and 2006 were Rs.286,221, Rs.359,295, Rs.839,482 and Rs.1,060,311 respectively.
11. Inventories
          Inventories consist of the following:

	As of March 31,		As of December 31,
	2006		2006
Raw materials	Rs.	2,002,246	Rs.	2,665,127
Stores and spares		450,658		587,681
Work-in-process		1,421,151		1,945,685
Finished goods		3,020,657		3,346,711

	Rs.	6,894,712	Rs.	8,545,204

          During the nine months ended December 31, 2005 and 2006, the Company recorded an inventory write-down of Rs.72,810 and Rs.221,280, respectively, resulting from a decline in the market value of certain finished goods and raw materials. These amounts are included in the cost of revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans
          Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
          The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors of the Company and its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees and directors of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.
          The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
     Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
     Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to re-allocate the stock options to be granted pursuant to Category A and Category B as follows:
     Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
     Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment for the stock dividend described in Note 19 below) for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
     Stock option activity under the DRL 2002 Plan during the three months and nine months ended December 31, 2005 was as follows:
Category A — Fair Market Value Options

Three months ended December 31, 2005
Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	404,500	Rs.	362.5-574.5	Rs.	454.44	54
Granted during the period	—		—		—	—
Expired / forfeited during the period	—		—		—	—
Surrendered by employees during the period	—		—		—	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	404,500		362.5-574.5		454.44	51

Exercisable at the end of the period	240,764	Rs.	373.5-574.5	Rs.	474.81	32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans (continued)
Category B — Par Value Options

	Three months ended December 31, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual
	of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	929,256	Rs.	5	Rs.	5	83
Granted during the period	—		—		—	—
Forfeited during the period	(21,320)		5		5	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	907,936	Rs.	5	Rs.	5	80

Exercisable at the end of the period	—		—		—	—

Category A — Fair Market Value Options

	Nine months ended December 31, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	597,900	Rs.	373.5-574.5	Rs.	488.66	50
Granted during the period	65,000		362.5		362.5	90
Expired / forfeited during the period	(78,400)		362.5-574.5		495	—
Surrendered by employees during the period	(180,000)		488.65-531.51		517	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	404,500		362.5-574.5		454.44	51

Exercisable at the end of the period	240,764	Rs.	373.5-574.5	Rs.	474.81	32

Category B — Par Value Options

	Nine months ended December 31, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual
	of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	759,098	Rs.	5	Rs.	5	84
Granted during the period	433,720		5		5	90
Forfeited during the period	(244,882)		5		5	—
Exercised during the period	(40,000)		5		5	—

Outstanding at the end of the period	907,736	Rs.	5	Rs.	5	80

Exercisable at the end of the period	—		—		—	—

          No options were granted during the three months ended December 31, 2005 under the DRL 2002 Plan. The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during nine months ended December 31, 2005 was Rs.388.25. The weighted average grant date fair value for options granted under the DRL 2002 Plan at fair market value during the nine months ended December 31, 2005 was Rs.146.71.
     Stock option activity under the DRL 2002 Plan during the three months and nine months ended December 31, 2006 was as follows:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans (continued)
Category A — Fair Market Value Options

	Three months ended December 31, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	197,380	Rs.	362.5-531.51	Rs.	430.10	60
Granted during the period	—		—		—	—
Expired / forfeited during the period	600		441.5-442.5		442.17	—
Exercised during the period	4,200		442.50-531.51		527.27	—

Outstanding at the end of the period	192,580		362.50-531.51		427.95	57

Exercisable at the end of the period	104,680	Rs.	362.50-531.51	Rs.	447.52	41

Category B — Par Value Options

	Three months ended December 31, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual
	of options	prices		exercise price		life (months)
Outstanding at the beginning of the period	1,011,198	Rs.	5	Rs.	5	81
Granted during the period	10,800		5		5	78
Forfeited during the period	(5,072)		5		5	—
Exercised during the period	(9,758)		5		5	—

Outstanding at the end of the period	1,007,168		5		5	78

Exercisable at the end of the period	35,062	Rs.	5	Rs.	5	52

Category A — Fair Market Value Options

	Nine months ended December 31, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	234,500	Rs.	362.5-531.51	Rs.	439.43	64
Granted during the period	—		—		—	—
Expired / forfeited during the period	(10,600)		441.5-574.50		535.88	—
Exercised during the period	(31,320)		441.50-531.51		477.36	—

Outstanding at the end of the period	192,580		362.50-531.51		427.95	57

Exercisable at the end of the period	104,680	Rs.	362.50-531.51	Rs.	447.52	41

Category B — Par Value Options

	Nine months ended December 31, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual
	of options	prices		exercise price		life(months)
Outstanding at the beginning of the period	729,968	Rs.	5	Rs.	5	81
Granted during the period	427,060		5		5	71
Forfeited during the period	(40,758)		5		5	—
Exercised during the period	(109,102)		5		5	—

Outstanding at the end of the period	1,007,168		5		5	78

Exercisable at the end of the period	35,062	Rs.	5	Rs.	5	52

          The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during three months and nine months ended December 31, 2006 was Rs.627.09 and Rs.575.36 respectively. No options were granted under the DRL 2002 Plan at fair market value during the three months and nine months ended December 31, 2006.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans (continued)
          Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (“Aurigene ESOP Plan”):
          In fiscal 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by Aurigene’s Compensation Committee. The options vest at the end of three years from the date of grant of the option.
          Stock option activity under the Aurigene ESOP Plan during the three months and nine months ended December 31, 2005 was as follows:

	Three months ended December 31, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	110,502	Rs.	10	Rs.	10	53
Granted during the period	—		—		—	—
Forfeited during the period	(20,631)		10		10	—

Outstanding at the end of the period	89,871	Rs.	10	Rs.	10	50

Exercisable at the end of the period	—		—		—	—

	Nine months ended December 31, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	197,178	Rs.	10	Rs.	10	59
Granted during the period	—		—		—	—
Forfeited during the period	(107,307)		10		10	—

Outstanding at the end of the period	89,871	Rs.	10	Rs.	10	50

Exercisable at the end of the period	—		—		—	—
No options were granted during the three months and nine months ended December 31, 2005 under the Aurigene ESOP Plan. Stock option activity under the Aurigene ESOP Plan during the three months and nine months ended December 31, 2006 was as follows:

	Three months ended December 31, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	568,257	Rs.	10	Rs.	10	62
Granted during the period	775,786		10		10	70
Forfeited during the period	(93,875)		10		10	—

Outstanding at the end of the period	1,250,168		10		10	66

Exercisable at the end of the period	7,470	Rs.	10	Rs.	10	31

	Nine months ended December 31, 2006
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	528,907	Rs.	10	Rs.	10	67
Granted during the period	910,786		10		10	69
Forfeited during the period	(189,525)		10		10	—

Outstanding at the end of the period	1,250,168		10		10	66

Exercisable at the end of the period	7,470	Rs.	10	Rs.	10	31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee stock incentive plans (continued)
          The number of options granted during the three months ended December 31, 2006 under the Aurigene ESOP Plan was 910,786. The weighted average grant date fair value for options granted under the Aurigene ESOP Plan during three months and nine months ended December 31, 2006 was Rs.3.29 and Rs.3.11 respectively.
          Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Management Plan”):
          In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by Aurigene’s compensation committee. The options vest on the date of grant of the options.
          Stock option activity under the Management Plan during the nine months ended December 31, 2005 was as follows:

Nine months ended December 31, 2005
Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	100,000	Rs.	10	Rs.	10	65
Granted during the period	—		—		—	—
Forfeited during the period	100,000		10		10	—

Outstanding at the end of the period	—		—		—	—

Exercisable at the end of the period	—		—		—	—
          No options were granted during the three months and nine months ended December 31, 2005 and 2006 under the Aurigene Management Plan. As of December 31, 2006, there were no outstanding stock options under the Management Plan.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
13. Employee benefit plans
          Gratuity benefits: In accordance with applicable Indian laws, the Company provides, as a gratuity benefit, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by Indian law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.
          The components of net periodic benefit cost for the three months and nine months ended December 31, 2005 and 2006 is as follows:

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
Service cost	Rs.	6,731	Rs.	6,774	Rs.	20,193	Rs.	20,323
Interest cost		3,814		3,972		11,442		11,917
Expected return on plan assets		(2,303)		(4,048)		(6,909)		(12,145)
Amortization of transition obligation / (assets)		156		—		468		—
Recognized net actuarial (gain) / loss		1,804		1,182		5,412		3,544

Net amount recognized	Rs.	10,202	Rs.	7,880	Rs.	30,606	Rs.	23,639

          Pension plan: All of the employees of Falcon are entitled to a pension plan in the form of a Defined Benefit Plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities with regard to the Pension Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Pension Fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of the Company.
          The components of net periodic benefit cost for the three months and nine months ended December 31, 2006 is as follows:

	Three months		Nine months
	ended		ended
	December 31,		December 31,
	2006		2006
Service cost	Rs.	4,271	Rs.	12,857
Interest cost		3,644		10,971
Expected return on plan assets		(3,847)		(11,580)
Unrecognized net transition obligation / (asset)		1,087		3,272
Unrecognized net (gain)/loss		(39)		(118)
Cost price inflation index adjustment		192		578

Net amount recognized	Rs.	5,308	Rs.	15,980

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
14. Commitments and Contingencies
          Capital Commitments: As of March 31, 2006 and December 31, 2006, the Company had committed to spend approximately Rs.744,006 and Rs.1,404,656 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.
          Guarantees: In fiscal 2006, in order to enable the Company’s affiliate Kunshan Rotam Reddy Pharmaceutical Co. Limited (“KRRP”) to secure a credit facility of Rs.32,000 from Citibank, N.A., the Company issued a corporate guarantee amounting to Rs.45,000 in favor of Citibank. The guarantee is required to be renewed every year and the liability of the Company may arise in case of non-payment or non-performance of other obligations of KRRP under its credit facility agreement with Citibank. As of December 31, 2006, the Company does not believe that it is probable that the Company will be required to make payments under the guarantee. Accordingly, no liability has been accrued for a loss related to Company’s obligation under this guarantee arrangement.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
14. Commitments and Contingencies (continued)
          Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company, however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court.
          During the fiscal year ended March 31, 2006 the Company received a notice from the Government of India demanding the recovery of the price the Company charged for Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.284,984 including interest thereon. The Company filed a writ petition in the High Court challenging the Government of India’s demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered the Company to deposit 50% of the principal amount claimed by the Government of India, which amounts to Rs.77,149. The Company deposited this amount with the Government of India on November 14, 2005 while it awaits the outcome of its appeal with the Supreme Court. The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that the possibility of any liability that may arise on account of interest and penalty is remote. In the event that the Company is unsuccessful in the litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India and penalties or interest if any, the amounts of which are not readily ascertainable.
          During the fiscal year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities demanded payment of Rs.175,718 from the vendor, including a penalty of Rs.90,359. The Authorities, through the same notice, issued a penalty claim of Rs.70,000 against the Company.
          During the fiscal year ended March 31, 2005, the Authorities issued an additional notice on the vendor demanding Rs.225,999 from the vendor, including a penalty of Rs.51,152. The Authorities, through the same notice, issued a penalty claim of Rs.6,500 against the Company. Further, during the fiscal year ended March 31, 2006, the Authorities issued an additional notice on the vendor demanding payment of Rs.33,549. The Company has filed appeals against these notices. On August 31, 2006 and September 30, 2006 the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on the matter. On October 31, 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demands. On July 20, 2007, the Authorities appealed against the order in the Supreme Court. The Company believes that the ultimate outcome will not have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.
          In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Aventis Pharmaceuticals’ Allegra® tablets. The Company is currently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents that are the subject matter of litigation concerning the Company’s tablets. The Company has obtained summary judgment as to each of the formulation patents. In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited (“Teva”) launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis’ Allegra®tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, in related litigation, the District Court denied Aventis’ motion for a preliminary injunction against Teva Pharmaceuticals Industries Limited and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to Company’s tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, the Company could be required to pay damages related to the sales of its fexofenadine hydrochloride tablets and be prohibited from selling those products in the future.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
14. Commitments and Contingencies (continued)
          In March 2000, Dr. Reddy’s Laboratories Inc. (“DRLI”), a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder (Pharma, LLC) for a cash consideration of Rs.1,072, which was accounted for by the purchase method. The terms of the Stock Redemption Agreement dated March 2000 and Amendment to Stock Purchase Agreement dated March 2002 (collectively, the “Redemption Agreement”) also provide for payment of contingent consideration not exceeding U.S.$14,000 over the ten years following such purchase based on achievement of sales of certain of the Company’s products. Such payments would be recorded as goodwill in the period in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Accordingly, an amount of Rs.355,738 (U.S.$8,037) has been paid towards such contingent consideration and recorded as goodwill as a result of achievement of certain of the specified milestones.
          In August 2006, the Company received a letter from Pharma, LLC alleging that sales of certain products were excluded by the Company from its calculation of gross revenue in computing the amount payable to Pharma, LLC. The Company, in its response, has stated that the specified products, being the authorized generic products of the partnering innovator company, are not DRLI products and therefore fall within the definition of “excluded products”. Accordingly, the Company has rejected Pharma, LLC’s claim for its share of consideration from sales of these products. Subsequently, in October 2006, Pharma, LLC instituted an arbitration proceeding under the Redemption Agreement. Should the Company not be able to successfully defend its position, the maximum potential estimated liability from the claim made by Pharma, LLC could accelerate the payment of contingent consideration, subject to an overall limit of U.S.$14,000 less any contingent consideration payments previously made to Pharma, LLC.
          The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.
          In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.
          Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Earning per share
     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended		Nine months ended
	December 31,		December 31,
	2005	2006	2005	2006
Basic earnings per equity share – weighted average number of equity shares outstanding	153,077,898	159,471,547	153,073,826	155,504,468
Effect of dilutive equivalent shares-stock options outstanding	355,728	795,987	252,808	684,052

Diluted earnings per equity share – weighted average number of equity shares outstanding	153,433,626	160,267,534	153,326,634	156,188,520

     On account of the equity restructuring described in Note 18, the information pertaining to number of shares, number of options, exercise price and earnings per share has been retroactively changed in the unaudited interim condensed consolidated financial statements and notes to the unaudited interim condensed consolidated financial statements for all periods presented, except for options earmarked under Category B where the exercise price is equal to the par value of the underlying equity shares (i.e., Rs.5 per share).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information
a)	Segment information
     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations – revenues by therapeutic product category and gross profit;

•	Active pharmaceutical ingredients and intermediates – gross profit, revenues by geography and revenues by key products;

•	Generics – Revenue by geography and gross profit:

•	Critical care and biotechnology – gross profit;

•	Drug discovery – revenues and expenses; and

•	Custom pharmaceutical services – gross profit.
     The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company’s business and depreciation and amortization expenses are not fully identifiable with/ allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, the Company believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.
     Formulations
     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category and gross profit of the formulations segment is given below:

	Three months				Nine months
	ended December 31,				ended December 31,
	2005		2006		2005		2006
Gastrointestinal	Rs.	515,235	Rs.	730,393	Rs.	1,693,184	Rs.	2,271,709
Pain control		475,078		705,160		1,455,076		2,036,749
Cardiovascular		374,389		427,127		1,291,001		1,415,397
Anti-infectives		275,155		338,159		888,616		1,094,533
Dermatology		125,402		105,772		360,033		399,876
Others		618,180		693,338		2,024,735		2,269,030

Revenues from external customers	Rs.	2,383,439	Rs.	2,999,949	Rs.	7,712,645	Rs.	9,487,294
Intersegment revenues[1]		14,259		11,436		30,234		25,206
Adjustments[2]		293,730		172,115		102,985		63,506

Total revenues	Rs.	2,691,428	Rs.	3,183,500	Rs.	7,845,864	Rs.	9,576,006

Cost of revenues	Rs.	751,714	Rs.	740,851	Rs.	2,324,647	Rs.	2,543,832
Intersegment cost of revenues[3]		44,015		90,973		199,123		278,558
Adjustments[2]		45,340		(15,805)		(93,824)		(52,156)

	Rs.	841,069	Rs.	816,019	Rs.	2,429,946	Rs.	2,770,234

Gross profit		1,601,969		2,179,561		5,219,109		6,690,110
Adjustments[2]		248,390		187,920		196,809		115,662

	Rs.	1,850,359	Rs.	2,367,481	Rs.	5,415,918	Rs.	6,805,772

(1)	Intersegment revenues comprise transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items from standalone local GAAP financial information to conform to the consolidated USGAAP segment information. Such adjustments primarily relate to consolidation and other USGAAP adjustments.

(3)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the formulations segment and is accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
     Active pharmaceutical ingredients and intermediates
     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.
     An analysis of gross profit for this segment is given below.

	Three months				Nine months
	ended December 31,				ended December 31,
	2005		2006		2005		2006
Revenues from external customers	Rs.	2,000,525	Rs.	2,603,575	Rs.	5,772,289	Rs.	7,239,324
Intersegment revenues[1]		200,463		435,523		662,033		1,327,504
Adjustments[2]		(93,047)		(309,960)		(286,964)		(631,055)

Total revenues	Rs.	2,107,941	Rs.	2,729,138	Rs.	6,147,358	Rs.	7,935,773

Cost of revenues	Rs.	1,455,588	Rs.	1,509,757	Rs.	4,137,815	Rs.	4,694,587
Intersegment cost of revenues		14,259		11,436		30,234		25,206
Adjustments[2]		57,288		131,900		155,770		339,744

	Rs.	1,527,135	Rs.	1,653,093	Rs.	4,323,819	Rs.	5,059,537

Gross profit	Rs.	731,141	Rs.	1,517,905	Rs.	2,266,273	Rs.	3,847,035
Adjustments[2]		(150,335)		(441,860)		(442,734)		(970,799)

	Rs.	580,806	Rs.	1,076,045	Rs.	1,823,539	Rs.	2,876,236

(1)	Intersegment revenues comprise transfers to formulations, generics and custom pharmaceutical services and is accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items from standalone local GAAP financial information to conform to the consolidated USGAAP segment information. Such adjustments primarily relate to consolidation and other USGAAP adjustments.
     An analysis of revenue by geography is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
North America	Rs.	378,659	Rs.	527,175	Rs.	1,204,159	Rs.	1,385,024
India		619,384		456,519		1,808,586		1,628,929
Europe		383,591		514,580		1,083,479		1,489,320
Others		744,610		1,205,618		2,109,780		3,452,971

	Rs.	2,126,244	Rs.	2,703,892	Rs.	6,206,004	Rs.	7,956,244
Adjustments[1]		(18,303)		25,246		(58,646)		(20,471)

	Rs.	2,107,941	Rs.	2,729,138	Rs.	6,147,358	Rs.	7,935,773

(1)	The adjustments represent reconciling items from standalone local GAAP financial information to conform to the consolidated USGAAP segment information. Such adjustments primarily relate to consolidation and other USGAAP adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
     An analysis of revenues by key products is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
Sertraline Hydrochloride	Rs.	155,237	Rs.	686,476	Rs.	395,262	Rs.	1,729,586
Ciprofloxacin Hydrochloride		212,025		119,370		581,988		569,405
Ramipril		148,227		133,980		464,905		553,019
Naproxen Sodium		135,185		130,740		250,215		357,380
Terbinafine HCl		60,880		75,994		413,806		349,261
Finasteride		24,070		163,449		66,628		347,413
Ranitidine HCl Form 2		111,810		94,896		269,709		322,056
Naproxen		91,677		157,082		249,303		315,033
Ibuprofen		101,595		95,834		341,966		250,721
Clopidogrel		35,601		97,044		97,247		203,557
Montelukast		107,813		103,418		202,109		184,548
Losartan potassium		60,805		64,620		146,359		175,354
Nizatidine		54,390		67,220		114,806		151,822
Olanzapine		9,506		8,772		56,844		135,942
Sumatriptan		5,843		25,322		32,819		106,048
Others		793,277		704,921		2,463,392		2,184,628

	Rs.	2,107,941	Rs.	2,729,138	Rs.	6,147,358	Rs.	7,935,773

     Generics
     Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company’s acquisition of betapharm during the year ended March 31, 2006 has been assigned to this segment.
     An analysis of gross profit for the segment is given below.

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
Revenues	Rs.	830,851	Rs.	7,681,518	Rs.	2,481,908	Rs.	26,531,238
Less:
Cost of revenues		339,006		4,611,106		1,004,249		15,904,645
Intersegment cost of revenues[1]		123,980		283,266		364,950		861,548

		462,986		4,894,372		1,369,199		16,766,193

Gross profit	Rs.	367,865	Rs.	2,787,146	Rs.	1,112,709	Rs.	9,765,045

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
     An analysis of revenues by geography is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
North America	Rs.	480,183	Rs.	4,630,449	Rs.	1,086,355	Rs.	18,016,900
Europe		347,301		3,035,267		1,392,030		8,494,345
Others		3,367		15,802		3,523		19,993

	Rs.	830,851	Rs.	7,681,518	Rs.	2,481,908	Rs.	26,531,238

     Critical care and biotechnology
     Critical care and biotechnology products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of gross profit for the critical care and biotechnology segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
Revenues	Rs.	170,749	Rs.	204,454	Rs.	527,214	Rs.	629,424
Cost of revenues		51,839		65,030		165,037		218,982

Gross profit	Rs.	118,910	Rs.	139,424	Rs.	362,177	Rs.	410,442

     Drug discovery
     The Company is involved in drug discovery through research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
Revenues		—	Rs.	28,887		—	Rs.	91,741
Less:
Cost of revenues		—		28,887		—		91,741

Gross profit		—		—		—		—

Research and development expenses	Rs.	197,668	Rs.	157,390	Rs.	562,217	Rs.	513,589

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
     Custom pharmaceutical services (“CPS”)
     The custom pharmaceutical services segment markets process development and manufacturing services to customers primarily consisting of innovator pharmaceutical and biotechnology companies across the globe. The Company’s acquisition of Falcon during fiscal 2006 has been assigned to this segment.
     An increase in the revenues of the custom pharmaceutical services business, coupled with the acquisition of Falcon, has resulted in disclosure of CPS as a separate segment. Segment data for the previous periods has been reclassified on a comparable basis. In earlier periods the results of CPS business were grouped under “Others” in segment information.

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
Revenues	Rs.	101,182	Rs.	1,568,677	Rs.	290,209	Rs.	4,655,141
Less:
Cost of revenues		22,033		1,129,462		83,112		3,181,588
Intersegment cost of revenues[1]		—		61,285		—		187,400

		22,033		1,190,747		83,112		3,368,988

Gross profit	Rs.	79,149	Rs.	377,930	Rs.	207,097	Rs.	1,286,153

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the custom pharmaceutical services and are accounted for at cost to the transferring segment

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
  a) Reconciliation of segment information to entity total

	Three months ended				Three months ended
	December 31, 2005				December 31, 2006
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	2,691,428	Rs.	1,850,359	Rs.	3,183,500	Rs.	2,367,481
Active pharmaceutical ingredients and intermediates		2,107,941		580,806		2,729,138		1,076,045
Generics		830,851		367,865		7,681,518		2,787,146
Critical care and biotechnology		170,749		118,910		204,454		139,424
Drug discovery		—		—		28,887		—
Custom pharmaceutical services		101,182		79,149		1,568,677		377,930
Others		24,199		18,789		38,091		(4,233)

	Rs.	5,926,350	Rs.	3,015,878	Rs.	15,434,265	Rs.	6,743,793

	Nine months ended				Nine months ended
	December 31, 2005				December 31, 2006
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	7,845,864	Rs.	5,415,918	Rs.	9,576,006	Rs.	6,805,772
Active pharmaceutical ingredients and intermediates		6,147,358		1,823,539		7,935,773		2,876,236
Generics		2,481,908		1,112,709		26,531,238		9,765,045
Critical care and biotechnology		527,214		362,177		629,424		410,442
Drug discovery		—		—		91,741		—
Custom pharmaceutical services		290,209		207,097		4,655,141		1,286,153
Others		42,832		33,162		102,893		(22,633)

	Rs.	17,335,385	Rs.	8,954,602	Rs.	49,522,216	Rs.	21,121,015

   b) Analysis of revenue by geography
     The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Three months ended				Nine months ended
	December 31,				December 31,
	2005		2006		2005		2006
India	Rs.	2,053,887	Rs.	2,233,668	Rs.	6,354,227	Rs.	7,055,853
North America		939,211		5,882,790		2,497,766		20,934,818
Europe		836,646		4,330,077		2,742,754		11,425,088
Russia and other countries of the former Soviet Union		1,102,930		1,302,600		2,997,581		3,790,591
Others		993,676		1,685,130		2,743,057		6,315,866

	Rs.	5,926,350	Rs.	15,434,265	Rs.	17,335,385	Rs.	49,522,216

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
16. Segment reporting and related information (continued)
  c) Analysis of property, plant and equipment by geography
     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of December 31,
	2006		2006
India	Rs.	7,063,595	Rs.	8,975,580
North America		1,511,068		1,741,594
Russia and other countries of the former Soviet Union		30,118		26,624
Europe		468,314		592,024
Others		13,236		10,624

	Rs.	9,086,331	Rs.	11,346,446

17. Profit share arrangements
     In January 2006, the Company entered into an agreement with Merck & Co., Inc., allowing it to distribute and sell generic versions of finasteride and simvastatin (sold by Merck under the brand names Proscar® and Zocor® respectively), upon the expiration of Merck’s patents covering these products, provided that another company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequent to the Company’s entering into this agreement, the patents for both of these products expired and other companies obtained a 180-day exclusivity, thereby allowing the Company to launch the authorized generics products. Accordingly, the Company launched these products in June 2006. Under the agreement, the Company procures the products from Merck at specified rates and sells it to its customers. Further, as per the terms of the agreement, the Company pays Merck an additional profit share computed based on a pre determined formula. During the three months and nine months ended December 31, 2006 the Company recorded revenues of Rs.3,351 million and Rs.14,512 million, respectively, from sales of finasteride and simvastatin.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
18. Stock Dividend
     During the nine months ended December 31, 2006 the shareholders of the Company approved a one-for-one stock dividend on the equity shares of the Company. Consequently, the authorized share capital of the Company was increased from Rs.500,000 as of March 31, 2006 to Rs.1,000,000 effective July 28, 2006. The stock dividend had the effect of a stock split with one additional share being issued for every share held. The additional shares of common stock were distributed on August 30, 2006 to shareholders on record as of August 29, 2006.
     The information pertaining to number of shares, number of options, exercise price and earnings per share has been retroactively changed in the accompanying unaudited interim condensed consolidated financial statements and notes to the unaudited interim condensed consolidated financial statements for all periods presented., except for options earmarked under Category B, where the exercise price is equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
19. Subsequent events
     Write-down of Trigenesis intangibles
     In 2004, the Company through the acquisition of Trigenesis Therapeutics Inc. (“Trigenesis”) acquired certain technology platforms and marketing rights for a total consideration of Rs.496,715 (U.S.$11,000) which was accounted for as a purchase of intangible assets. During the quarter ended March 31, 2007, the Company completed a detailed review of its business opportunities against each of the core technology rights, licenses and marketing rights it acquired in connection with the acquisition of Trigenesis. As a result of this review, the Company determined that further commercialization of the intangible assets may not be economically viable because of further regulatory and approval process requirements and unfeasible partnering prospects, and therefore discontinued its efforts to further develop these assets. Accordingly, the net carrying value of the intangible assets as of March 31, 2007 was written down to Rs.0, by recording an amount of Rs.213,518 as expense. This write-down relates to the Company’s specialty business (included in the Generics segment).
     Change in estimated useful life of beneficial toll manufacturing contract intangible
     The Company’s German operations primarily sourced its products from Salutas GmbH (“Salutas”) under the then existing long term contract. The contract gave a benefit by way of a longer commitment period to supply at a favorable purchase price. Accordingly, at the time of betapharm’s purchase price allocation, this was identified as a beneficial toll manufacturing contract and recorded as an intangible asset. In January 2007, Salutas served a termination notice to betapharm canceling its future commitments to supply. betapharm renegotiated its terms and prices with Salutas, which resulted in a reduction in the overall committed supply periods from 58 months to 24 months and increased procurement prices. Based on this amendment in January 2007, the Company revised its estimated useful life of the intangible asset and accordingly is amortizing the balance unamortized amount as on the date of such amendment over the remaining useful life.
     Subsequent to the year-ended March 31, 2007, betapharm and Salutas agreed to the firm purchase quantities, which resulted in a loss on firm purchase commitment on certain products amounting to Rs.268,227. This loss was recorded in the quarter ended June 30, 2007.
     Write-down of intangible assets acquired in betapharm
     During the quarter ended March 31, 2007, triggered by the above contract amendment with Salutas resulting in supply constraints in the short term period and increased procurement prices and certain market events including continuing decreases in market price and increased competitive intensity, the Company tested carrying value of betapharm intangibles for impairment. The carrying value of these intangibles included certain product related intangibles and the ‘beta’ brand. The Company markets a broad and diversified portfolio comprising formulations, primarily solid dose, in the German generic market under the ‘beta’ brand. The ‘beta’ brand was fair valued at the time of acquisition applying the “relief from royalty” method. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs.1,556,703 and adjusted the carrying value of ‘beta’ brand and certain product related intangibles as of March 31, 2007. The above write down relates to the Company’s Generics segment.

OPERATING AND FINANCIAL REVIEW
Three months ended December 31, 2006 compared to three months ended December 31, 2005
               The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes.
               This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
               The selected unaudited consolidated financial data presented below for the three months ended December 31, 2006 reflects the acquisition of Falcon and betapharm (in Mexico and Germany respectively) and therefore the results for the three months ended December 31, 2006 are not comparable to the results for the three months ended December 31, 2005.
               The following table sets forth, for the periods indicated, our consolidated revenues, cost of revenues and gross profits by segment:

	Three months ended December 31, 2005						Three months ended December 31, 2006
			Cost of						Cost of
	Revenues		revenues		Gross profit		Revenues		revenues		Gross profit

	Rs. in millions						Rs. in millions
Formulations	Rs.	2,691.4	Rs.	841.0	Rs.	1,850.4	Rs.	3,183.5	Rs.	816.0	Rs.	2,367.5
Active pharmaceutical ingredients and intermediates		2,107.9		1,527.1		580.8		2,729.1		1,653.1		1,076.0
Generics		830.9		463.0		367.9		7,681.5		4,894.4		2,787.1
Critical care and biotechnology		170.7		51.8		118.9		204.5		65.1		139.4
Drug discovery		—		—		—		28.9		28.9		—
Custom pharmaceutical services		101.2		22.1		79.1		1,568.7		1,190.8		377.9
Others		24.3		5.5		18.8		38.1		42.2		(4.1)

Total	Rs.	5,926.4	Rs.	2,910.5	Rs.	3,015.9	Rs.	15,434.3	Rs.	8,690.5	Rs.	6,743.8

               The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year. Cost of revenues and gross profit by segment are shown as a percentage of that segment’s revenues.

	Percentage of Sales		Percentage
	Three months ended		Increase/
	December 31,		(Decrease)
	2005	2006	2005 to 2006
Revenues by segment:
Formulations	45.4	20.6	18.3
Active pharmaceutical ingredients and intermediates	35.6	17.7	29.5

	Percentage of Sales		Percentage
	Three months ended		Increase/
	December 31,		(Decrease)
	2005	2006	2005 to 2006
Generics	14.0	49.8	824.5
Critical care and biotechnology	2.9	1.3	19.8
Drug discovery	0.0	0.2	0.0
Custom pharmaceutical services	1.7	10.2	1,450.1
Other	0.4	0.2	56.8
Total revenues	100.0	100.0	160.4
Cost of revenues by segment:
Formulations	31.2	25.6	(3.0)
Active pharmaceutical ingredients and intermediates	72.4	60.6	8.3
Generics	55.7	63.7	957.1
Critical care and biotechnology	30.4	31.8	25.7
Drug discovery	0.0	100.0	0.0
Custom pharmaceutical services	21.8	75.9	5,288.2
Other	22.6	110.8	667.3
Total cost of revenues	49.1	56.3	198.6
Gross profit by segment:
Formulations	68.8	74.4	27.9
Active pharmaceutical ingredients and intermediates	27.6	39.4	85.3
Generics	44.3	36.3	657.6
Critical care and biotechnology	69.7	68.2	17.2
Drug discovery	0.0	0.0	0.0
Custom pharmaceutical services	78.2	24.1	377.7
Other	77.4	(10.8)	(121.8)
Total gross profit	50.9	43.7	123.6
Operating expenses:
Selling, general and administrative expenses	34.1	23.4	78.2
Research and development expenses	8.7	4.4	30.9
Amortization expenses	1.5	2.1	284.1
Foreign exchange (gain)/loss	0.5	0.3	68.9
Other operating expense/(income)	(6.5)	(0.1)	(94.7)
Total operating expenses	38.3	30.1	104.5
Operating income	12.6	13.6	181.6
Equity in loss of affiliates	(0.2)	(0.1)	30.5
Other (expense)/income, net	3.0	(1.6)	(236.0)
Income before income taxes and minority interest	15.5	12.0	102.2
Income tax benefit/(expenses)	(4.8)	0.2	(109.5)
Minority interest	(0.0)	0.0	NC
Net income	10.6	12.2	199.1
Revenues
               Total revenues increased by 160.4% to Rs.15,434.3 million for the three months ended December 31, 2006, as compared to Rs.5,926.4 million for the three months ended December 31, 2005, primarily due to revenues from sales of authorized generics, revenues from Falcon and betapharm and an increase in revenues across our business segments. For the three months ended December 31, 2006, we received 38.1% of our revenues from North America (United States and Canada), 14.5% from India, 8.4% from Russia and other former Soviet Union countries, 28.1% from Europe and 10.9% from other countries.
               Revenues from North America increased by 526.4% to Rs.5,882.8 million for the three months ended December 31, 2006, as compared to Rs.939.2 million for the three months ended December 31, 2005. This was due to an increase in revenues in our generics, active pharmaceutical ingredients and intermediates (“API”) and custom pharmaceutical services (“CPS”) segments. Revenues from Russia and other former Soviet Union countries increased by 18.1% to Rs.1,302.6 million for the three months ended December 31, 2006, as compared to Rs.1,102.9 million for the three months ended December 31, 2005. This increase was primarily due to an increase in revenues in Russia, Ukraine, Kazakhstan, Belarus, and Uzbekistan. Revenues from Europe increased by 417.6%

to Rs.4,330.1 million for the three months ended December 31, 2006, as compared to Rs.836.6 million for the three months ended December 31, 2005. This increase was primarily on account of an increase in revenues in our API segment, as well as revenues contributed by betapharm (acquired in March 2006). Revenues from India increased by 8.8% to Rs.2,233.7 million for the three months ended December 31, 2006, as compared to Rs.2,053.9 million for the three months ended December 31, 2005. This increase was primarily due to an increase in revenues of our formulations segment partially offset by a decrease in revenues of our API segment. Revenues from other countries increased by 69.6% to Rs.1,685.1 million for the three months ended December 31, 2006 from Rs.993.7 million for the three months ended December 31, 2005. This increase was primarily due to an increase in revenues in our API and CPS segments.
               Formulations. For the three months ended December 31, 2006, we received 20.6% of our total revenues from the formulations segment, as compared to 45.4% for the three months ended December 31, 2005. Revenues in this segment increased by 18.3% to Rs.3,183.5 million for the three months ended December 31, 2006, as compared to Rs.2,691.4 million for the three months ended December 31, 2005.
               Revenues from sales of formulations in India constituted 49.6% of our total formulations revenues for the three months ended December 31, 2006, the same percentage as for the three months ended December 31, 2005. Revenues from sales of formulations in India increased by 18.5% to Rs.1,577.4 million for the three months ended December 31, 2006, as compared to Rs.1,331.7 million for the three months ended December 31, 2005. The increase in revenues was on account of an increase in sales volumes of our key brands such as Nise, our brand of nimesulide, Razo, our brand of rabeprazole, and Omez, our brand of omeprazole. New products launched in India in fiscal 2007 contributed Rs.71.7 million in revenues for the three months ended December 31, 2006.
               Revenues from sales of formulations outside India increased by 18.1% to Rs.1,606.1 million for the three months ended December 31, 2006, as compared to Rs.1,359.7 million for the three months ended December 31, 2005. Revenues from sales of formulations in Russia increased by 18.2% to Rs.949.6 million for the three months ended December 31, 2006, as compared to Rs.803.2 million for the three months ended December 31, 2005. This increase was on account of higher sales volumes of our key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac, and Cetrine, our brand of cetrizine. Revenues from sales of formulations in other former Soviet Union countries increased by 18.7% to Rs.321.5 million for the three months ended December 31, 2006 as compared to Rs.270.7 million for the three months ended December 31, 2005, primarily driven by an increase in revenues from sales of formulations in Ukraine, Belarus, Uzbekistan and Kazakhstan.
               Active Pharmaceutical Ingredients and Intermediates. For the three months ended December 31, 2006, we received 17.7% of our total revenues from the API segment, as compared to 35.6% for the three months ended December 31, 2005. Revenues in this segment increased by 29.5% to Rs.2,729.1 million for the three months ended December 31, 2006, as compared to Rs.2,107.9 million for the three months ended December 31, 2005.
               During the three months ended December 31, 2006, revenues from sales of API in India accounted for 17.7% of our revenues from this segment, as compared to 28.5% for the three months ended December 31, 2005. Revenues from sales of API in India decreased by 19.9% to Rs.481.8 million for the three months ended December 31, 2006, as compared to Rs.601.1 million for the three months ended December 31, 2005. This decrease was primarily due to a decrease in sales volumes of certain key products such as pantaprazole, ibuprofen, and naproxen.
               Revenues from sales of API outside India increased by 49.1% to Rs.2,247.4 million for the three months ended December 31, 2006, as compared to Rs.1,506.9 million for the three months ended December 31, 2005. Revenues from sales of API in North America increased by 39.2% to Rs.527.2 million for the three months ended December 31, 2006, as compared to Rs.378.7 million for the three months ended December 31, 2005. The increase was mainly on account of an increase in sales volumes of naproxen, nizatidine and ranitidine. Revenues from sales of API in Europe increased by 34.1% to Rs.514.6 million for the three months ended December 31, 2006, as compared to Rs.383.6 million for the three months ended December 31, 2005. The increase in revenues was mainly on account of higher sales volumes of sertraline hydrochloride, ramipril and sumatriptan partially offset by a decrease in sales volumes of terbinafine HCL. Revenues from sales of API in other markets increased by 61.9% to Rs.1,205.6 million for the three months ended December 31, 2006, as compared to Rs.744.6 million for the three months ended December 31, 2005. The increase in revenues in other markets was primarily due to higher sales volumes as well as average realization in Israel and South Korea.
               Generics. For the three months ended December 31, 2006, we received 49.8% of our total revenues from the Generics segment, as compared to 14.0% for the three months ended December 31, 2005. Revenues in this segment increased by 824.5% to Rs.7,681.5 million for the three months ended December 31, 2006, as compared to Rs.830.9 million for the three months ended December 31, 2005. Revenues from sales of generic products in North America increased by 864.3% to Rs.4,630.4 million for the three months ended December 31, 2006, as compared to Rs.480.2 million for the three months ended December 31, 2005. The increase was primarily due to Rs.3,384.8 million in revenues from simvastatin and finasteride, launched as authorized generic versions of Merck’s Zocor® and Proscar® respectively in June 2006, Rs.478.8 million in revenues from fexofenadine, launched in

April 2006, as well as Rs.222.9 million in revenues from ondansetron, launched as a generic version of Zofran® at the end of December 2006 with 180 day marketing exclusivity. Excluding revenues from authorized generics, fexofenadine and ondansetron, revenues from sales of generic products increased by 13.3% to Rs.543.9 million.
               Revenues from sales of generic products in Europe increased by 774.0% to Rs.3,035.3 million for the three months ended December 31, 2006, as compared to Rs.347.3 million for the three months ended December 31, 2005. Revenues contributed by betapharm (acquired in March 2006) and revenues from sale of products acquired from Litaphar in Spain together accounted for Rs.2,678.1 million in revenue. The revenues from sales of generic products in the United Kingdom increased by 3% to Rs.357.2 million from Rs.347.3 million, primarily on account of an increase in sales volumes of our key generic products, amlodipine and omeprazole.
               Critical Care and Biotechnology. For the three months ended December 31, 2006, we received 1.3% of our total revenues from the Critical Care and Biotechnology segment, as compared to 2.9% for the three months ended December 31, 2005. Revenues in this segment increased by 19.8% to Rs.204.5 million for the three months ended December 31, 2006, as compared to Rs.170.7 million for the three months ended December 31, 2005.
               Revenues in this segment increased primarily due to an increase in revenues from our critical care division by Rs.31.9 million and from our biotechnology division by Rs.1.8 million. The increase in revenues from our biotechnology division was driven by volume growth of Grafeel, our brand of filgrastim. The increase in revenues from our critical care division was driven by growth in sales of Docetere, our brand of docetaxel, Cytogem, our brand of gemcitabine, and Mitotax, our brand of paclitaxel.
               Custom Pharmaceutical Services (“CPS”). Revenues from our CPS segment increased to Rs 1,568.7 million for the three months ended December 31, 2006 from Rs.101.2 million for the three months ended December 31, 2005. Revenues on account of the Falcon acquisition (acquired in December 2005) were Rs.1,197.4 million. Excluding revenues from Falcon, revenues increased to Rs.371.3 million for the three months ended December 31, 2006 from Rs.101.2 million for the three months ended December 31, 2005. This growth was driven by an increase in the customer base and an expansion of the product portfolio in this segment.
Cost of revenues
               Total cost of revenues increased by 198.6% to Rs.8,690.5 million for the three months ended December 31, 2006, as compared to Rs.2,910.5 million for the three months ended December 31, 2006. Total cost of revenues as a percentage of total revenues was 56.3% for the three months ended December 31, 2006, as compared to 49.1% for the three months ended December 31, 2005.
               Formulations. Cost of revenues in the formulations segment was 25.6% of this segment’s revenues for the three months ended December 31, 2006, as compared to 31.2% of this segment’s revenues for the three months ended December 31, 2005. The marginal decrease in Cost of revenues as a percentage of revenues was mainly due to a decrease in material consumption as a percentage of revenues from 21.0% of this segment’s revenues for the three months ended December 31, 2005 to 17.0% for the three months ended December 31, 2006 on account of higher export incentives received in the current period and a decrease in excise duty expense as a percentage of revenues to 2.9% for the three months ended December 31, 2006 from 4.9% for the three months ended December 31, 2005, primarily on account of the benefit from the full operation of a new plant situated at Baddi, which is a tax free zone. Cost of revenues decreased by 3.0% to Rs.816.0 million for the three months ended December 31, 2006, as compared to Rs.841.0 million for the three months ended December 31, 2005.
               Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in the API segment decreased to 60.6% of this segment’s revenues for the three months ended December 31, 2006, as compared to 72.4% of this segment’s revenues for the three months ended December 31, 2005. The decrease was primarily due to an increase in the proportion of sales outside India, which generally have higher prices and higher margins as compared to sales within India. Cost of revenues increased by 8.3% to Rs.1,653.1 million for the three months ended December 31, 2006, as compared to Rs.1,527.1 million for the three months ended December 31, 2005.
               Generics. Cost of revenues in the Generics segment was 63.7% of this segment’s revenues for the three months ended December 31, 2006, as compared to 55.7% for the three months ended December 31, 2005. The increase in cost of revenues as a percentage of revenues was due to revenues from authorized generics, which constituted 44.1% of this segment’s revenues and earned gross margins significantly below the average gross margin of this segment as well as a decline in prices of omeprazole and amlopidine maleate in the United Kingdom. Cost of revenues increased by 957.1% to Rs.4,894.4 million for the three months ended

December 31, 2006, as compared to Rs.463.0 million for the three months ended December 31, 2005, in line with the increase in revenues.
               Custom Pharmaceutical Services (“CPS”). Cost of revenues in the CPS segment was 75.9% of this segment’s revenues for the three months ended December 31, 2006, as compared to 21.8% for the three months ended December 31, 2005. Cost of revenues in this segment increased by 5,288.2% to Rs.1,190.8 million for the three months ended December 31, 2006, as compared to Rs.22.0 million for the three months ended December 31, 2005. This increase was primarily on account of our acquisition of Falcon and the resulting inclusion of its cost of revenues within this segment.
Gross profit
               As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit increased by 123.6% to Rs.6,743.8 million for the three months ended December 31, 2006 from Rs.3,015.9 million for the three months ended December 31, 2005. Gross margin was 43.7% for the three months ended December 31, 2006, as compared to 50.9% for the three months ended December 31, 2005.
               Gross margin for our Formulations segment was at 74.4% for the three months ended December 31, 2006, as compared to 68.8% for the three months ended December 31, 2005. The gross margin for our API segment increased to 39.4% for the three months ended December 31, 2006, as compared to 27.6% for the three months ended December 31, 2005. The gross margin for our Generics segment decreased to 36.3% for the three months ended December 31, 2006, as compared to 44.3% for the three months ended December 31, 2005. The gross margin for our Custom Pharmaceutical Services segment decreased to 24.1% for the three months ended December 31, 2006, as compared to 78.2% for the three months ended December 31, 2005.
Selling, general and administrative expenses
               Selling, general and administrative expenses as a percentage of total revenues were 23.4% for the three months ended December 31, 2006, as compared to 34.1% for the three months ended December 31, 2005. Selling, general and administrative expenses increased by 78.2% to Rs.3,604.1 million for the three months ended December 31, 2006, as compared to Rs.2,022.7 million for the three months ended December 31, 2005. Selling, general and administrative expenses related to betapharm and Falcon accounted for Rs.967.8 million of these expenses, excluding expenses related to betapharm and Falcon, selling, general and administrative expenses have increased by 30.3% to Rs.2,636.3 million. This increase was largely due to an increase in marketing expenses and employee costs. Marketing expenses increased by 31.5% to Rs.1,011.5 million for the three months ended December 31, 2006 from Rs.769.0 million for the three months ended December 31, 2005. This increase in marketing expenses was primarily due to an increase in shipping costs in our generics and formulations segments on account of higher sale volumes, as well as an increase in selling expenses in our formulations segment due to higher marketing activity. Employee expenses increased by 58.8% to Rs.893.2 million for the three months ended December 31, 2006 from Rs.562.3 million for the three months ended December 31, 2005. This increase in employee expenses was primarily due to an increase in the total number of our employees, as well as annual salary and bonus increases and market corrections.
Research and development expenses
               Research and development costs increased by 30.9% to Rs.676.2 million for the three months ended December 31, 2006, as compared to Rs.516.5 million for the three months ended December 31, 2005. As a percentage of revenues, research and development expenditures accounted for 4.4% of our total revenue for the three months ended December 31, 2006 as compared to 8.7% for the three months ended December 31, 2005. Under the terms of our research and development partnership agreement with I-VEN Pharma Capital Limited (“I-VEN”), we received Rs.984.6 million in March 2005 to be applied to research and development costs in our generics segment, of which Rs.76.8 million was recognized as a reduction in research and development expense for the three months ended December 31, 2006 as compared to Rs.112.2 million recognized for the three months ended December 31, 2005. Furthermore, for the three months ended December 31, 2006, research and development expenses in our drug discovery segment were lower on account of our receipt of Rs.79.2 million from Perlecan Pharma Private Limited (“Perlecan”) as reimbursement of expenses incurred by us in the development of New Chemical Entities (“NCEs”) assigned to Perlecan under the terms of our research and development arrangement entered into during fiscal 2006. This reimbursement payment was recorded as a reduction in research and development expenses. Excluding the impact of the above arrangements with I-VEN and Perlecan, expenses have increased by Rs.203.5 million. The increase in expenses, as compared to the months ended December 31, 2005, was primarily on account of an increase in product development studies in our Formulation and Generics segments, as well as an increase in expenses for clinical trials in our Drug Discovery segment.

Amortization expenses
               Amortization expenses increased by 284.1% to Rs.330.1 million for the three months ended December 31, 2006, as compared to Rs.85.9 million for the three months ended December 31, 2005. This increase includes amortization expenses of Rs.255.1 million relating to the intangibles acquired in the betapharm and Falcon acquisitions.
Foreign exchange gain/loss
               Foreign exchange loss was Rs.49.0 million for the three months ended December 31, 2006, as compared to a loss of Rs.29.0 million for the three months ended December 31, 2005. For the three months ended December 31, 2006, the rupee appreciated by Rs.1.665 per USD, leading to a loss on account of realization of currency translation losses, partially offset by mark to market gain on our outstanding derivative contracts. For the three months ended December 31, 2005, the rupee depreciated by Rs.1.03 per USD leading to a gain on account of realization of currency translation losses, which was more than offset by corresponding mark to market loss on our outstanding derivative contracts and our outstanding foreign currency loans.
Other operating income/expense, net
               Other operating income was at Rs.20.5 million for the three months ended December 31, 2006, as compared to Rs.385.7 million for the three months ended December 31, 2005. The gain for the three months ended December 31, 2005 includes a gain on the sale of a finished dosages facility at Goa of Rs.388.2 million.
Operating income
               As a result of the foregoing, our operating income increased to Rs.2,104.9 million for the three months ended December 31, 2006, as compared to Rs.747.5 million for the three months ended December 31, 2005.
Other expense / income, net
               For the three months ended December 31, 2006, our other expense, net of other income, was Rs.241.3 million, as compared to other income, net of other expense, of Rs.177.4 million for the three months ended December 31, 2005. This was primarily due to net interest expenses of Rs.309.3 million for the three months ended December 31, 2006 as compared to net interest income of Rs.146.2 million for the three months ended December 31, 2005. The increase in net interest expense was primarily due to interest on a long term loan taken for the acquisition of betapharm in Germany, higher packing credit (i.e., financing of purchase, processing, manufacturing or packing of goods prior to shipment) and bank overdraft as well as a decrease in our investments in bank fixed deposits.
Equity in loss of affiliates
               Equity in loss of affiliates was at Rs.12.0 million for the three months ended December 31, 2006, as compared to Rs.9.2 million for the three months ended December 31, 2005. The increase in loss pick up was on account of losses at Perlecan of Rs.13.3 million, which were partially offset by a gain from Kunshan Rotam Reddy Pharmaceutical Co. Limited (“KRRP”), which shifted from losses of Rs.9.2 million for the three months ended December 31, 2005 to gains of Rs.1.3 million for the three months ended December 31,2006. Both Perlecan and KRRP are accounted for under the equity investee method.
Income before income taxes and minority interest
     As a result of the foregoing, income before income taxes and minority interest increased to Rs.1,851.7 million for the three months ended December 31, 2006, as compared to Rs.915.7 million for the three months ended December 31, 2005.
Income tax benefit/expense
     We realized an income tax benefit of Rs.27.3 million for the three months ended December 31, 2006, as compared to an expense of Rs.286.8 million for the three months ended December 31, 2005. As a result of the launch of ondansetron (which we manufacture in a tax exempt export oriented unit), a generic version of Zofran ®, and tax exemptions at our new facility in Baddi, India, the proportion of profits exempt from tax was higher and the research and development expenditures were much higher as well. As a result, our full year effective tax rate was reduced to 13 percent from 18 percent in the first half resulting in a benefit for the third quarter.

Minority interest
     Minority interest was at Rs.0.4 million (gain) for the three months ended December 31, 2006, as compared to Rs.0.5 million (loss) for the three months ended December 31, 2005. Minority interest represents the share of gains / losses in the results of Dr. Reddy’s Laboratories (Proprietary) Limited, our subsidiary in South Africa.
Net income
     As a result of the above, our net income increased to Rs.1,879.4 million for the three months ended December 31, 2006, as compared to Rs.628.4 million for the three months ended December 31, 2005.
Critical Accounting Policies
               Critical accounting policies are those most important to the portrayal of our financial condition and result and require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements.
     Accounting estimates
               While preparing financial statements, we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecasted and even the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recent information available. Specifically, we make estimates of:
•	the useful life of property, plant and equipment and intangible assets;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for doubtful accounts receivable;

•	inventory write-downs;

•	allowances for sales returns; and

•	valuation allowance against deferred tax assets.
               We depreciate the value of property, namely plants and equipment, over their useful lives using the straight-line method. Estimates of useful life are subject to change in economic environments and different assumptions. Assets under capital leases are amortized over their estimated useful lives or lease terms, as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Certain factors, such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights, could result in shortened useful lives or impairment.
               In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases, as determined by us within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.
               We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.

               We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.

Revenue recognition
     Product sales
               Revenue is recognized when significant risks and rewards with respect to ownership of products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.
               Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized upon dispatch of the products to customers from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customer, generally upon shipment of the products.
               Revenue from product sales include excise duties and is shown net of sales tax and applicable discounts and allowances.
               Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards with respect to the ownership of formulation products are transferred by us when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission, based on a percentage of sales made by them.
               Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers, generally formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from us or our consolidated subsidiaries.
               We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at a price agreed to in the arrangement. Revenue is recognized on these transactions upon delivery of products to our marketing partners, as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are then met. Subsequently, the marketing partners remit an additional amount upon further sales made by them to the end customer. Such amount is determined pursuant to the terms of the arrangement and is recognized by us when the realization is certain under the provisions of SAB 104.
               We have entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, we defer the upfront payments received towards these arrangements. Such deferred amounts are recognized in the income statement in the period in which we complete our remaining performance obligations.
               Sales of generic products are recognized as revenue when the products are shipped and title and risk of loss passes on to the customers. Provisions for chargeback, rebates and Medicaid payments are estimated and provided for in the year of sale. Such provisions are estimated based on average chargeback rates actually claimed over a period of time and average inventory holding by the wholesaler. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is sold to customers and the price at which it is procured from us.
               We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned.
               We deal in various products and operate in various markets and our estimate is determined primarily by our experience in these markets for the products. For returns of established products, we determine an estimate of the sales returns accrual primarily based on our historical experience regarding sales returns. Additionally, other factors that we consider in our estimate of sales returns include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products to the extent each of them has an impact on our business and markets. We consider all of these factors and adjust the accrual to reflect actual experience.
               With respect to certain markets, we consider the level of inventory in the distribution channel and determine whether an adjustment to our sales return accrual is appropriate. For example, if the level of inventory in the distribution channel increases, we analyze the reasons for the increase, and if the reasons indicate that sales returns will be larger than expected, we adjust the sales returns accrual. Furthermore, the products and markets in which we operate have a rapid distribution cycle, and therefore, products are sold to the ultimate customer within a very short period of time. As a result, the impact of changes in levels of inventory in the distribution channel historically has not caused any material changes in our return estimates. Additionally, we have not had any significant product recalls / discontinuances within our product portfolio, which could potentially require us to make material changes to our estimates.
               With respect to new products that we introduce, they are either extensions of an existing line of products or in a general therapeutic category where we have historical experience. Our new product launches have historically been in therapeutic categories where established products exist and are sold either by us or our competitors. We have not yet introduced products in any new therapeutic category where the acceptance of such products is not known. The amount of sales returns for our newly launched products are not significantly different from current products marketed by us, nor are they significantly different from the sales returns of our competitors as we understand them to be based on industry publications and discussions with our customers. Accordingly, we do not expect sales returns for new products to be significantly different than expected sales returns of current products. We evaluate the sales returns of all of the products at the end of each reporting period and necessary adjustments, if any, are made. However, to date, no significant revision has been determined to be necessary.
     License fees
               Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, so that the amount of each milestone earned is proportionate to the total milestone amounts agreed to in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Furthermore, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received. In the event that the development is discontinued, the corresponding amount of deferred revenue is recognized in the income statement in the period in which the project is effectively terminated.
     Service income
               Income from services is recognized based on the services provided by the Company in accordance with the terms of the contract, as all the conditions under SAB 104 are met.
     Stock Based Compensation
               We use the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect our best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if we use different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.
               The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended December 31,		Nine months ended December 31,
	2005	2006	2005	2006
Dividend yield	0.7%	0.5%	0.7%	0.5%
Expected life	12-78 months	12-78 months	12-78 months	12-78 months
Risk free interest rates	4.5 – 7.1%	6.5 – 7.4%	5.7 – 7.1%	6.5 – 7.4%
Volatility	23.4 - 50.7%	30.5 – 33.6%	23.4 – 36.9%	30.5 – 33.6%
               Prior to April 1, 2006, we accounted for our stock-based compensation plans under SFAS 123. On April 1, 2006, we adopted SFAS No. 123(R) (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.

               SFAS.No. 123(R) requires that an estimate of forfeitures be made when the awards are granted. While adopting SFAS 123(R), we estimated the forfeiture of the outstanding unvested stock options as of April 1, 2006 and have recognized a gain of RS.14,806 on account of cumulative effect adjustments for estimating forfeitures rather than actual forfeitures. For the nine months ended December 31, 2005 and 2006, an amount of Rs.123,191 and Rs.136,729, respectively, has been recorded as total employee stock-based compensation expense.
     Deferred Taxes
               Deferred taxes are accounted for by using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, the future realization of which is uncertain.
     Functional Currency
               Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.
               With respect to our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as the Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.
               The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from the sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.
               With respect to other subsidiaries, the functional currency is determined as the local currency, meaning the currency of the primary economic environment in which the subsidiary operates.
     Income Taxes
               As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.
               We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We also assess our deferred tax assets on an ongoing basis by assessing our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.
     Litigation
               We are involved in various patent challenges, product liability, commercial litigation and claims, investigations and other legal proceedings that arise from time to time in the ordinary course of our business. After consultation with our counsel, we assess the need to accrue a liability for such contingencies and record a reserve when we determine that a loss related to a matter is both probable and reasonably estimable. Because litigation and other contingencies are inherently unpredictable, our assessment can involve judgments about future events.

Liquidity and capital resources
Liquidity
               We have primarily financed our operations through cash flows generated from operations and through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
               As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve significant cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
               The following table summarizes our statements of cash flows for the periods presented:

	Nine months Ended December 31,
	2005		2006		2006

Net cash provided by /(used in):
Operating activities	Rs.	1,534.6	Rs.	6,468.0	U.S.$	146.5
Investing activities		(3,124.6)		2,049.9		46.4
Financing activities		464.0		4,865.2		110.3
Effect of exchange rate changes on cash		(19.4)		(496.8)		(11.3)

Net increase / (decrease) in cash and cash equivalents	Rs.	(1,145.6)	Rs.	12,886.3	U.S.$	292.1

Cash Flow From Operating Activities
               Net cash provided by operating activities for the nine month ended December 31, 2006 was Rs.6,468.0 million, as compared to Rs.1,534.6 million for the nine months ended December 31, 2005. The significant increase was on account of higher net income of Rs.6,074.7 million for the nine months ended December 31, 2006 as compared to Rs.1,865.3 million for the nine months ended December 31, 2005.
               During the nine months ended December 31, 2006, higher cash flow was due to an increase in net working capital primarily due to accounts receivable in the amount of Rs.1,302.0 million, inventories in the amount of Rs.1,650.3 million and other assets in the amount of Rs.1,373.9 million. This was primarily offset by an increase in accounts payable by Rs.1,929.9 million. The above increases resulted from an increase in our operations and sales principally resulting from our sales in simvastatin and finasteride.
Cash Flow From Investment Activities
               Cash inflow from investment activities was Rs.2,049.9 million for the nine months ended December 31, 2006, as compared to an outflow of Rs.3,124.7 million for the nine months ended December 31, 2005. The outflow of Rs.3,129.1 million on property, plant and equipment and Rs.257.8 million on intangible assets was offset by the withdrawal of restrictions on use of deposits which had been pledged with banks. Restricted cash inflow was Rs.5,467.9 million.

Cash Flows From Financing Activities
               Net cash used by financing activities for the nine months ended December 31, 2006 was Rs.4,865.1 million, which was primarily due to inflow proceeds from the sale of ADS’s in the amount of Rs.10,028.8 million. This has been offset to an extent due to repayment of short-term borrowings and long-term debt to the extent of Rs.4,726.1 million completed during the three months ended December 31, 2006. Moreover, Rs.437.5 million was also paid for dividends.
               The following table provides a list of our principal debts outstanding as of December 31, 2006:

Debt	Principal Amount				Interest Rate
	(Rs. in millions, U.S.$ in thousands)
Short-term borrowings from banks (for Working capital)	Rs.	7, 854.07	U.S.$	178.05	LIBOR + 50 to 65bps for foreign currency denominated loans and 8.25% for rupee denominated loans
Long Term Loan	Rs.	20,004.15	U.S.$	453.4	Euribor + 150
Trend information
               Formulations. According to the Operations Research Group International Medical Statistics (“ORG IMS”) in its November 2006 Moving Annual Total (“MAT”) report, our sales formulations in India had a growth rate of 18.6%, as compared to the industry growth rate of 18.4% in India. According to the Center for Marketing and Advertising Research Consultancy (“CMARC”) report for the period July to October 2006, which measures doctors’ prescriptions, we were the fastest growing company among the Top 10 companies in terms of sales formulations in India. According to ORG IMS in its November 2006 MAT report, our industry ranking for sales of formulations in India improved to 9th in November 2006 as compared to 12th in August 2006. We launched 18 new products (including line extensions) in India during the current fiscal year. In line with the historical sales trend in India, our sales performance is expected to be better in the first half of fiscal 2007 than in the second half of fiscal 2007. We expect to grow in line with the pharmaceutical industry growth rate in India.
          We expect that the Indian Ministry of Chemicals and Fertilizers, in order to control the prices of drugs in India, will implement a ceiling on sales margins for drugs not previously subject to price control. Under the current proposal:
•	for drugs sold under generic names for more than Rs.3 per tablet, the wholesalers’ margin cannot exceed 35% of the manufacturers’ selling price and the retailers’ margin cannot exceed 15% of the manufacturers’ selling price;

•	for drugs sold under brand names more than Rs.3 per tablet, the wholesalers’ margin cannot exceed 10% of the manufacturers’ selling price and the retailers’ margin cannot exceed 20% of the manufacturers’ selling price; and

•	drugs priced at Rs.3 per tablet or less would be exempt from price controls.
          A committee consisting of pharmaceutical industry representatives and Indian Ministry of Chemicals and Fertilizers representatives has been formed to consider the implementation of these sales margin controls as well as other cost containment proposals, including a public-private partnership to help families living below the poverty line and concessional pricing for government procurement. The committee is also ascertaining whether the pharmaceutical industry is prepared to implement voluntary price cuts. The committee is expected to examine whether the existing cost-based price control with respect to 74 bulk drug ingredients and formulations containing them can be extended to other medicines in the National List of Essential Medicines or if any alternative scheme, such as a ceiling price based on existing prices, can be implemented.
          The competitive environment in the emerging markets outside of India is changing with most countries moving towards recognizing product patents. This has the effect of reducing the window of opportunity for new product launches. To compete effectively in such a challenging environment, we are focusing on both our key therapeutic categories on a global basis and niche therapeutic segments. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. Among our international markets, Russia is our single largest market. In fiscal 2006, the Russian pharmaceutical market grew by 30% driven as a result of a strong economy and introduction of the Dopolnitelnoye lekarstvennoye obespechenoye (“DLO”) program, pursuant to which the Russian government purchases drugs for free distribution to low income individuals. During the first nine months of fiscal 2007, we launched several new products in Russia through a combination of owned as well as in-licensed products. New product launches combined with the growth of our key brands has driven growth in this market in the first nine months of fiscal 2007. Recently, the Russian government announced changes to the DLO program. We do not anticipate any material negative impact on our sales operations in Russia, due to the fact that we have a significantly lower proportion of sales from the DLO program as compared to our competitors. In line with the historical sales trends in Russia, the sales performance is expected to be better in the first half of Fiscal 2007 than in the second half of Fiscal 2007. We are also focusing on driving growth in other countries in the former Soviet Union, South Africa and China.
          Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on increasing our level of customer engagement in key markets globally to market additional products from our product portfolio to key customers. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies. As of December 31, 2006 we had a pipeline of 101 drug master filings (“DMFs”) in the United States. With patents expiring in several markets in the next few years, we intend to promote growth in fiscal 2007 and beyond by leveraging our portfolio of markets and products. During the first nine months ended December 31, 2006, our sales growth and gross profit margins have been positively impacted due to an increase in sales of high margin products, particularly benefiting from the launch of commercial sales of sertraline in the United States. The success of our API products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
          Generics. In this segment, we are focused on the regulated markets of North America (the United States and Canada) and Europe. In the United States, our key product launches commenced or anticipated for fiscal 2007 include fexofenadine, the generic version of Allegra ® (launched in April 2006), simvastatin, the generic version of Zocor ®, finasteride 5 mg, the generic version of Proscar ®, and ondansetron, the generic version of Zofran ®. See “Recent developments” for a discussion of litigation related to fexofenadine.
          In January 2006, we entered into an agreement with Merck allowing us to distribute and sell the authorized generic versions of two of their products, finasteride and simvastatin (sold by Merck under the brand names Zocor ® and Proscar ®), provided that some other company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequently, the patents for both of these products expired and other companies obtained 180-day marketing exclusivity. Accordingly, we launched sales of these products on June 19, 2006 and June 23, 2006, respectively. In the first nine months ended December 31, 2006, sales of these products have contributed significantly to our U.S. revenues. When the180-days of exclusivity expired at the end of December 2006, we launched simvastatin under our own Abbreviated New Drug Applications (“ANDA”). The prices and volume of simvastatin have decreased significantly following the expiration of the 180-day marketing exclusivity period. On December 27, 2006, we launched a generic version of GlaxoSmithKline’s (“GSK”) Zofran ® (ondansetron) tablets with 180-days of marketing exclusivity. We believe we have captured 55% of the sales volume for this product. We intend to expand our portfolio over the next few years by adding solid dosage forms, as well as alternate dosage forms, for each product through alliances to complement our internal product development effort.
          We also intend to expand our commercial portfolio through unique acquisition opportunities. For instance, in March 2006, we acquired, for a total consideration of Rs.122.7 million, trademark rights to three off-patent products with annual sales of U.S. $5 million, along with all the physical inventories of the products, from PDL Biopharma, Inc. As a result of the acquisition, we acquired an opportunity to sell these products using their existing brand names though our generic sales and marketing network.
          We are also expanding our presence in Canada by leveraging the infrastructure and assets that we have established for the U.S. market. The success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. As of December 31, 2006, we had 58 ANDAs pending approval with the U.S. Food and Drug Administration (“U.S. FDA”). This included 33 patent challenges. The launch of these products is contingent upon the successful outcome of litigation related to such products.
          In the United Kingdom, we do not anticipate any significant product launches for fiscal 2007.
          In Germany, the revenues and net income of betapharm, which we acquired in March 2006, will be reflected in our fiscal 2007 results and are reflected in our results for the nine months ended December 31, 2006. The German government passed the Economic Optimization of the Pharmaceutical Care Act which became effective May 1, 2006. As a response to this legislation, some of the leading pharmaceutical companies in Germany announced aggressive price cuts and we responded with an average price cut of approximately 24% on those of our products subject to the new regulations. Our performance in Germany for the three months ended June 30, 2006 was negatively impacted as a result of these changes. In addition to the reforms, which were introduced with effect from May 1, 2006, a new list of products for which the co-payment fee is waived came into effect in Germany on November 1, 2006. The co-payment waiver is applicable only if the companies reduce their prices between 30% and 50% below the reference price. betapharm has reduced the prices of its product portfolio covered by this list by an average of 4%. The future growth of betapharm is based on the continued success of our existing products, which are contingent upon the extent of competition in the German market, additional healthcare reforms further impacting the pricing, the competitive environment for our key products and successful new product introductions.
          Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products in this segment. The success of our existing products is contingent upon the extent of competition in this segment. In fiscal 2007, we expect to continue with our investments in building the infrastructure and capabilities for the development and launch of biogenerics in the less regulated markets in the next few years. In the long term, we intend to target launches in the regulated markets when the regulatory pathways become clear in these markets.

          Custom Pharmaceutical Services. In fiscal 2007, we expect this segment to benefit from the full year impact of the acquisition of Falcon. Excluding the impact of the Falcon acquisition, we expect the base business in this segment to grow further as we continue to expand the portfolio of relationships and projects with large pharmaceutical companies and emerging pharmaceutical and biotechnology companies. In line with our historical sales trends, this segment’s sales performance in the second half of fiscal 2007 is expected to be relatively lower than in the first half of fiscal 2007.
          Drug Discovery. Currently, we have a pipeline of nine NCEs, of which five are in clinical development and four are in pre-clinical development. Four of these NCEs have been assigned to Perlecan, under the terms of our research and development arrangement with I-VEN entered into during fiscal 2006, and one NCE is under a co-development arrangement with Denmark based Rheoscience A/S. As we make progress in advancing our pipeline through various stages of clinical development, we are building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursing strategic partnerships and alliances in our key focus areas.
          Specialty. We are currently in the research and development phase of our specialty pharmaceuticals business, which may become a separate segment at some point in the future. Following the acquisition of Trigenesis Therapeutics Inc. in May 2004, we commenced the pursuit of the development of dermatology products targeted towards the specialty prescription dermatology segment, which products will have patent-protected franchises.
          Research and Development Expenses. In the first nine months of fiscal 2007, our research and development investments have benefited from the recognition of income under the Perlecan and I-VEN agreements. Based on our historical research and development expense trends, our research and development expenses are expected to be higher in the second half of fiscal 2007 as compared to first half of fiscal 2007. The income recognition under the agreement with I-VEN is expected to be complete in fiscal 2007.
Recent issued accounting pronouncements
               In July 2006, the FASB issued Interpretation (“FIN”) No. 48, Uncertainty in Income Taxes. FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We have evaluated the impact of this pronouncement and do not believe that adoption of FIN 48 on April 1, 2007 will have a material effect on the financial position, cash flows or results of our operations.
               In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and establishes the fair value hierarchy to classify the source of information used in fair value measurements. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact on our consolidated financial statements.
               In 2006, the FASB issued SFAS No. 158, “Employer’s accounting for Defined Benefit Pension and Other Postretirement Plans”. New SFAS 158 requires us to recognize on our balance sheet the funded status of pension and other post-retirement benefit plans-as of March 31, 2007. We are required to recognize actuarial gains and losses, prior service cost, and any remaining transition amounts from the initial application of Statements 87 and 106 when recognizing a plan’s funded status, with the offset to accumulated other comprehensive income. Statement 158 will also require fiscal-year-end measurements of plan assets and benefit obligations. SFAS 158 amends Statements 87, 88, 106, and 132R, but retains most of their measurement and disclosure guidance and will not change the amounts recognized in the income statement as net periodic benefit cost. We do not believe that adoption of SFAS 158 will have a material impact on our financial statements.
               In February 2007, the FASB released Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 159 and have not yet determined the impact on our consolidated financial statements.

               In June 2007, the Emerging Issues Task Force (EITF) issued EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF Issue No. 07-3 provides guidance concerning the accounting for non-refundable advance payments for goods and services that will be used in future R&D activities and requires that they be expensed when the research and development activity has been performed and not at the time of payment. The provisions of EITF Issue No. 07-3 are effective for the fiscal years beginning after December 15, 2007, with a cumulative-effect adjustment to Retained Earnings as of the beginning of the year of adoption. We are currently evaluating the impact of adopting EITF Issue No. 07-3 on our consolidated financial statements.
Recent Developments
               In September 2006, we entered into an agreement with ClinTec International for the joint development of an anti-cancer compound, DRF 1042, belonging to the Topoisomerase inhibitors class of compounds for use as potential treatment of various types of cancer. We have completed Phase I clinical trials for DRF 1042 in India. Under the terms of the agreement, we and ClinTec International will co-develop DRF 1042, undertaking Phase II and Phase III clinical trials with the aim of securing U.S. FDA and European Agency for the Evaluation of Medicinal Products approvals. We retain all the commercialization rights for the United States and the rest of the world markets (excluding ClinTec International territories, which include the major European markets and most of the rest of Europe). On commercialization of the product, we will receive a royalty on sales by ClinTec International in its designated territories and ClinTec International will receive a royalty on sales by us in the United States. In the event either party out-licenses the drug product, the proceeds from such an arrangement will be shared by both the parties in a pre-determined ratio (excluding sales proceeds from within our territories other than the U.S.). We will also retain the exclusive rights to supply commercial quantities of the drug product.
               In October 2006, we settled patent litigation with GSK relating to sumatriptan succinate tablets, the generic version of GSK’s Imitrex® tablets. The terms of the settlement provide that we may exclusively distribute an authorized generic version of sumatriptan succinate tablets (in the 25 mg, 50 mg and 100 mg strengths) in the United States with an expected launch date late in the fourth quarter of calendar year 2008 ahead of the expiration of the pediatric exclusivity on the applicable patent on February 6, 2009. GSK’s Imitrex® tablets, which are indicated for the acute treatment of migraine attacks in adults, had U.S. sales of $890 million for the 12 month period ending June 2006 according to ORG IMS.
               In November 2006, we entered into an agreement with Torrent Pharmaceuticals Limited (“Torrent”) for exclusive commercialization in Russia of Listril, Torrent’s brand of lisinopril, and Listril Plus, Torrent’s brand of lisinopril HCTZ, both which are cardiovascular drugs used in the treatment of high blood pressure. The two brands would add to the portfolio of cardiovascular drugs that we are currently offering in Russia. This agreement offers the potential for immediate commercialization of these two brands, as they have already been registered in Russia.
               In November 2006, we completed a public offering of 14,300,000 American Depositary Shares (“ADSs”) and raised U.S. $228.8 million (including sales pursuant to the underwriters’ over allotment option). The final prospectus supplement was filed with the U.S. Securities and Exchange Commission on November 17, 2006 and the offering was completed on November 22, 2006.
               In December 2006, the U.S. Food and Drug Administration granted final approval for our ANDA for ondansetron hydrochloride tablets, 4 mg, 8 mg, 16 mg and 24 mg. As the first company to file an ANDA containing a paragraph IV certification for this product, we were awarded a 180-day period of marketing exclusivity. We commenced the shipment of this product in December 2006. Our ondansetron hydrochloride tablets are the AB-rated generic equivalent of GSK plc’s Zofran® Tablets, a product indicated for the prevention of nausea and vomiting associated with cancer treatment.
               Our German operations primarily sourced their products from Salutas GmbH (“Salutas”) under a then existing long term contract. The contract gave a benefit by way of a longer commitment period to supply at favorable purchase price. Accordingly, at the time we allocated betapharm’s purchase price allocation, this contract was identified as a beneficial toll manufacturing contract and recorded as an intangible asset. In January 2007, Salutas served a termination notice to betapharm canceling its future commitments to supply product to betapharm. As a result, betapharm renegotiated its terms and prices with Salutas, which resulted in a reduction in the overall committed supply periods from 58 months to 24 months and increased procurement prices. Subsequent to the end of fiscal 2007, betapharm and Salutas agreed to firm purchase quantities.

          SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: September 19, 2007	By:	/s/ Saumen Chakraborty
		Name:	Saumen Chakraborty
		Title:	Chief Financial Officer